UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number 001-36108

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONE Gas, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONE Gas, Inc.
15 East Fifth Street
Tulsa, Oklahoma 74103

ONE Gas, Inc. 401(k) Plan

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and exhibits are filed for the ONE Gas, Inc. 401(k) Plan:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted as they are inapplicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ONE Gas, Inc. Audit Committee
ONE Gas, Inc. Benefits Committee
ONE Gas, Inc. 401(k) Plan
Tulsa, Oklahoma

We have audited the accompanying statements of net assets available for benefits of the ONE Gas, Inc. 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedules has been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP
Tulsa, Oklahoma
June 15, 2016

ONE Gas, Inc. 401(k) Plan
Statement of Net Assets Available for Benefits
December 31, 2015 and 2014
(In thousands)

	2015	2014

Plan interest in the Master Trust	$562,989	$683,330

Receivables:
Participant contributions	262	228
Employer contributions	207	171
Notes receivable from participants	13,365	13,599
Total receivables	13,834	13,998
Net assets available for benefits	$576,823	$697,328

See accompanying Notes to Financial Statements.

ONE Gas, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2015
(In thousands)

2015

Additions to net assets attributed to:
Investment income (loss):
Plan interest in the Master Trust’s investment loss, net	$(74,948)

Other income:
Interest on notes receivable from participants	431

Contributions:
Participants	16,017
Employer	11,092
Rollovers	775
Total contributions	27,884

Total decrease	(46,633)

Deductions to net assets attributed to:
Benefits paid to participants	(73,872)

Net decrease in net assets available for benefits	(120,505)
Net assets available for benefits, beginning of period	697,328
Net assets available for benefits, end of period	$576,823

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

(1)	Description of Plan

A brief description of the ONE Gas, Inc. 401(k) Plan (the “Plan”), follows and is provided for general information only. Participants should refer to the entire plan document for complete information.

(a)	General

The Plan is administered by the ONE Gas, Inc. Benefits Committee (the “Plan Administrator”) and is provided for the benefit of the employees of ONE Gas, Inc. and subsidiary (“ONE Gas” or “the Company”). The Plan is a defined contribution plan that covers substantially all employees of the Company and is subject to the provisions of ERISA.

On January 31, 2014, ONE Gas became an independent, publicly traded company as a result of the distribution of all the shares of ONE Gas common stock to ONEOK, Inc. (“ONEOK”) shareholders. In anticipation of the separation, the Plan was established effective as of January 1, 2014. All ONE Gas employees and former ONEOK employees who directly supported the natural gas distribution business’ operations (including retirees and terminated vested participants) who were participants in the ONEOK, Inc. 401(k) Plan automatically became participants in the Plan and were thereafter excluded from participation in the ONEOK, Inc. 401(k) Plan on January 1, 2014. Plan assets of our participants were transferred to the Plan in accordance with Section 414(l) of the Internal Revenue Code (the “Code”).

(b)	Participation and Contributions

An employee may begin participation on the first day of the month following or coinciding with employment. There is no minimum service or age requirement. Participants may make pre-tax and/or Roth 401(k) contributions of any whole percentage of their eligible compensation up to a combined maximum of 24 percent if certain regulatory contribution limitations are not exceeded. The pre-tax contributions and their earnings are taxable at the time of distribution. Earnings on Roth 401(k) contributions may not be taxable, subject to certain Internal Revenue Service (“IRS”) rules and requirements. In addition to pre-tax and/or Roth 401(k) contributions, participants may make after-tax contributions of any whole percentage of their eligible compensation up to a maximum of six percent. Earnings on after-tax contributions are taxable at the time of distribution.

Participants age 50 and older before the end of the calendar year may make an additional pre-tax or Roth 401(k) catch-up contribution if they are either deferring the 24 percent maximum pre-tax and/or Roth 401(k) contribution or will reach the maximum IRS annual contribution limit. The maximum annual contribution limit allowed in 2015 was $18,000, and the maximum catch-up contribution allowed was $6,000. Catch-up contributions are not eligible for Company matching contributions.

Nonbargaining unit employees are eligible for Company matching contributions immediately upon enrollment in the Plan. Employees covered by a collective bargaining unit agreement are eligible for Company matching contributions after one year of service. The Company matches pre-tax, Roth 401(k) and/or after-tax contributions, up to a combined maximum of six percent of eligible compensation.

The Plan is a defined contribution plan subject to the combined annual contribution limit. There are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company. For 2015, the maximum for employee and employer combined annual contributions was the lesser of 100 percent of the participant’s base earnings or $53,000, pursuant to the Code section 415 (c)(1)(A). These limits are indexed and may be adjusted periodically by the IRS.

ONE Gas common stock dividends are credited to each participant’s Plan account and are distributed or reinvested according to each participant’s election. However, participants who have ONE Gas common stock as an investment option may elect to receive cash payments for dividends paid on that stock. The election choices for dividends paid on ONE Gas common stock are:

1.	If the quarterly dividend is less than $100 and the participant has elected to receive dividends by direct deposit into a bank account, receive all of the dividend in cash;

2.	If the quarterly dividend is $100 or more, receive all of the dividend in cash;

3.	If the quarterly dividend is $200 or more, receive 50 percent of the dividend in cash and have 50 percent of the dividend reinvested in ONE Gas common stock in participant’s Plan account; or

4.	Have 100 percent of the dividends reinvested in ONE Gas common stock. This is the default election.

Dividends reinvested are considered pre-tax contributions but are not subject to Plan limits or limits under applicable rules of the IRS. Dividends received in cash constitute additional income for federal and state, if applicable, income tax purposes and are included in each participant’s gross taxable income in the year received.

(c)	Participant Accounts

Participants have the right to direct the investment of their account balances, including their contributions, deferrals and the Company matching contributions. If no investment option is elected by a participant, the funds in the participant’s account are invested in the Schwab Managed Retirement Trust Fund maturing closest to the year in which the participant will attain age 65. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is one percent, and whole increments of one percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment elections with Fidelity Management Trust Company (“Plan Trustee”) on a daily basis except for officers, directors and employees designated as “ONE Gas Insiders” during scheduled suspension periods at quarter end through three days following our release of earnings information. ONE Gas Insiders must obtain approval of all trading activity in the participant’s Plan account that involves ONE Gas common stock prior to the execution of the transaction. Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

In May 2016, in an effort to help participants better diversify funds inside their retirement accounts, ONE Gas implemented a 20 percent allocation limitation on Company stock inside the Plan. The 20 percent limitation includes employee contributions and any company match.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale. The cost charged to a participant’s account for each share of ONE Gas common stock purchased is 2.9 cents.

Certain mutual fund companies have implemented market-timing restrictions designed to protect the long-term investors in the mutual fund. These restrictions limit the number of exchanges an investor may initiate within a given period of time, and certain funds charge a redemption fee. Regularly scheduled sales to fund distributions to plan participants and purchases from payroll contributions are not subject to the restrictions.

(d)	Vesting

Company contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the market value of investments).

(e)	Distributions and Withdrawals

Participants may borrow from the Plan a minimum of $1,000 with a maximum amount not to exceed $50,000 or 50 percent of the account balance of the participant, whichever is less. Participant loans are reflected as notes receivable from participants in the Statement of Net Assets Available for Benefits. The Plan allows a participant up to two loans per account at any time.

The participant loans have a repayment schedule of no more than 60 months, with the exception of proceeds used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months. The participant has the option to repay the loan in full at any time without penalty.

The interest rate on participant loans is the prime interest rate provided by Reuters the first day of the month when requested. The interest rate remains the same throughout the term of the repayment schedule. Interest rates on the participant loans at December 31, 2015, ranged from 3.25 percent to 11.25 percent.

In-service withdrawals from a participant’s account are permitted under specific circumstances, as follows:

•
After-tax employee contributions may be withdrawn for at least $500 or the full value of the participant’s after-tax contributions if less than $500. There is a six-month suspension of Company matching contributions on new contributions by the participant into the Plan for all after-tax withdrawals.

•
Unlimited in-service withdrawals are permitted when participants reach age 59½ and have completed five years of Plan participation, at any time and for any reason, without qualifying for a hardship withdrawal or suspending Plan contributions or Company matching contributions.

•
Former Western Resources, Inc. employees have grandfathered withdrawal options based on their account balances as of January 11, 1999. A withdrawal using these grandfathered withdrawal options results in a six-month suspension of Company matching contributions on new contributions by the participant into the Plan.

•	Roth 401(k) contributions and related earnings are not eligible for in-service withdrawals.

Hardship withdrawals from a participant’s account are allowed after a participant has exhausted all in-service withdrawals and loans as well as submitted an application to the Plan Administrator showing current proof of qualifying hardship. If a hardship withdrawal is approved, the participant is ineligible to make contributions to the Plan or receive Company matching contributions during the subsequent six months.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company, for any reason, or the participant’s total account balance does not exceed $5,000;

2.	the participant dies;

3.	the Plan is terminated; or

4.
the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification).

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (“IRA”) or receive a single lump-sum payment from the Plan as soon as administratively possible after separating service from the Company. Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 70½, at which time a required minimum distribution of the account is required each year.

If the participant’s account balance does not exceed $5,000, the full value of the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA. If the participant does not request a distribution and the account balance is less than $1,000, a lump-sum cash payment will be made. If a distribution is not requested and the balance is between $1,000 and $5,000, the account balance will be transferred to an IRA established on behalf of the participant.

If a participant receives a lump-sum distribution from the Plan, the IRS requires the Plan to automatically withhold 20 percent for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant. In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions. The 20 percent federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan. An additional ten percent excise tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59½, or separates from the Company after attainment of age 55.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant would receive distribution of the entire balance of their Plan account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment and Notes Receivable Valuation and Income Recognition

Quoted market prices, if available, are used to value the investments included in the ONE Gas, Inc. Defined Contribution Plans Master Trust (the “Master Trust”). Mutual funds are valued at the net asset value of shares held at year-end. The units of the Schwab Managed Retirement Trust Funds are held in common/collective trusts and valued at fair value using the net asset value as determined by the issuer based on the current fair values of the underlying assets of the funds. Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities that, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

(c)	Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee are paid by the Company or the Plan as provided by the plan document, except for costs paid by the participant which include loan origination fees, brokerage commissions, investment fund expense ratios, redemption fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account. The Company did not seek any reimbursement from the Plan for any fees paid for the period ending December 31, 2015.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)	Income Taxes

The Plan is intended in all respects to be a qualified plan under the Code. The Plan received a favorable determination letter from the IRS dated May 6, 2015, stating that the Plan document was in compliance with the applicable requirements of the Code.

The Plan is amended periodically to conform to changes in applicable law and to reflect discretionary changes in plan design approved by the Plan Administrator. The Plan Administrator believes that the Plan and Master Trust remain in documentary compliance with the tax qualification requirements of the Code.

(f)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g)	Fair Value of Plan Assets

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels. The levels of the hierarchy are described below.

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•
Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, this represents inputs that are derived principally from or corroborated by observable market data; and

•
Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include our own internal data.

As of December 31, 2015 and 2014, the Plan held no investments outside the Master Trust. See Note 3 for discussion of recurring fair value measurements of the Master Trust.

(h)	Recently Issued Accounting Standards Update

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Parts I and III do not apply to the Plan. The Plan has adopted early Part II effective retrospectively for the year ending December 31, 2015. The impact from the adoption was not material.

In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” which requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. As of December 31, 2015, the investments in common/collective trusts are the only Master Trust assets for which fair value is measured using the net asset value per share. This guidance is effective for fiscal years beginning after December 15, 2015, and must be retrospectively applied. The Plan will adopt this guidance in 2016 and is evaluating the impact of the adoption.

(3)	Master Trust

The Plan Trustee maintains separate accounting reflecting the equitable share of the Plan in all investments, receipts, disbursements and other transactions, and reports the value of such equitable share in participant accounts. The Master Trust allocates assets and income to the Plan based on the Plan’s specific interest in the net assets of the Master Trust. The Plan’s interest in the Master Trust in the Statement of Net Assets Available for Benefits represents approximately 97 percent of the Master Trust at December 31, 2015 and 2014.

A summary of the Master Trust assets at December 31, 2015 and 2014, is as follows:

	2015	2014
	(In thousands)
Investments, at fair value:
Money market fund	$32,925	$38,868
Mutual funds	237,957	262,696
Common/collective trusts	83,374	65,652
Common stock of ONE Gas, Inc.	123,532	96,556
Common stock of ONEOK, Inc.	103,755	236,017
Common stock of Westar Energy, Inc.	1,038	1,189
Total investments, at fair value	$582,581	$700,978

For the period ended December 31, 2015, net depreciation in fair value of investments of the Master Trust was $104.9 million, and income from dividends was $28.3 million.

The following tables set forth the Master Trust recurring fair value measurements for each level within the fair value hierarchy at the periods indicated:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market fund	$32,925	$—	$—	$32,925
Mutual funds	237,957	—	—	237,957
Common/collective trusts	—	83,374	—	83,374
Common stock of ONE Gas, Inc.	123,532	—	—	123,532
Common stock of ONEOK, Inc.	103,755	—	—	103,755
Common stock of Westar Energy, Inc.	1,038	—	—	1,038
Total investments	$499,207	$83,374	$—	$582,581

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market fund	$38,868	$—	$—	$38,868
Mutual funds	262,696	—	—	262,696
Common/collective trusts	—	65,652	—	65,652
Common stock of ONE Gas, Inc.	96,556	—	—	96,556
Common stock of ONEOK, Inc.	236,017	—	—	236,017
Common stock of Westar Energy, Inc.	1,189	—	—	1,189
Total investments	$635,326	$65,652	$—	$700,978

The common stock of Westar Energy, Inc. and ONEOK, Inc. investment options within the Master Trust are frozen, and no new participant or Company matching contributions may be invested in these investment options.

(4)	Related-Party Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees participate in the Plan, an employer organization whose members participate in the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons. Transactions in the Master Trust are managed by Fidelity Management Trust Company (“Fidelity”), the Plan’s trustee, and Fidelity Investments Institutional Operations Company (“Fidelity Investments”), the Plan’s record keeper, and therefore transactions with Fidelity and Fidelity Investments qualify as party-in-interest transactions. Participant loan transactions qualify as party-in-interest transactions. Each party-in-interest transaction with the Plan is intended to satisfy a statutory or regulatory exemption so as to avoid constituting a nonexempt prohibited transaction under ERISA.

ONE Gas, Inc. 401(k) Plan
EIN 46-3561936 PLN 002

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015
(In thousands)

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$1,151	$—	$—	$1,151	$—

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
(In thousands)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)
Party-in- Interest Identification	Identity of Issuer Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value

*	Plan interest in ONE Gas, Inc. Defined Contribution Plans Master Trust			$562,989
*	Notes receivable from participants	Notes receivable from participants at interest rates ranging from 3.25% to 11.25% and various maturities		13,365
				$576,354
* Party-in-interest.
** This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the ONE Gas, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONE Gas, Inc. 401(k) Plan

ONE Gas, Inc.

Date: June 15, 2016	By:	/s/ Curtis L. Dinan
Curtis L. Dinan Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm